PRESS RELEASE


                   CRUCELL TO PRESENT AT NEEDHAM & COMPANY
                THIRD ANNUAL BIOTECHNOLOGY CONFERENCE, JUNE 16

LEIDEN, THE NETHERLANDS, JUNE 9, 2004 - Crucell N.V. (Euronext, NASDAQ: CRXL) has announced its Chief Financial Officer, Leonard Kruimer, will present at the Annual Needham & Company Biotechnology Conference (June 16-17) in New York.

A  live  audio  webcast   will   be   available   during  the  presentation  at
www.wsw.com/webcast/needham8/crxl/ and will be archived  for  a  period  of  90 days.

Mr. Kruimer will present on Wednesday, June 16 at 4:00 PM Eastern time.

ABOUT CRUCELL Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol
CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel +31-(0) 71-524 8718 ; Email: e.goodwin@crucell.com